November 19, 2008
Jessica Livingston, Esq.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	United Bankshares, Inc. Preliminary Proxy Statement on Schedule 14A Filed November 7, 2008 File No. 002-86947
Dear Ms. Livingston:
          In response to your letter to United Bankshares, Inc. (“United”), dated November 10, 2008, United hereby acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	United may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions or concerns, please do not hesitate to contact me.

Very truly yours,
/s/ Richard M. Adams
Richard M. Adams
Chairman and Chief Executive Officer United Bankshares, Inc. 514 Market Street Parkersburg, West Virginia 26101